

September 24, 2014

Via E-mail
Tushar Morzaria
Group Finance Director
Barclays PLC
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom

> **Re: Barclays PLC**
> **Barclays Bank PLC**
> **Forms 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File Nos. 001-09246 and 001-10257**

Dear Mr. Morzaria:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Note 19 - Offsetting Financial Assets and Financial Liabilities, page 291

1. We note your disclosure in footnote (f) to the table that certain amounts have been restated in order to accurately reflect the identification of contracts with enforceable netting arrangements. Please respond to the following:
   - Tell us when and how the error was first identified and by whom.
   - Clarify the factors driving the change in conclusion that the amounts were actually not subject to enforceable netting arrangements.
   - Tell us whether you identified any control deficiencies as a result of the identification of this error, and if so, describe the nature of the deficiencies.

- Tell us whether you established any new controls as a result of the identification of this error, and if so, describe to us the nature of the control enhancements.

Note 29 – Contingent Liabilities and Commitments, page 303

2.   We note your disclosure that further details about your litigation provision class can be found in Note 30. Please explain how your disclosure that combines matters that resulted in a provision, a contingent liability or both provides insight into the nature and expected timing of the resulting economic outflows of your litigation provision class, as contemplated by paragraph 85 of IAS 37.

3.   Please clarify whether legal and competition and regulatory matters represent a single contingent liability class. Additionally, please explain how your disclosure provides insight in the nature of your contingent liabilities when it also includes information about the nature of your provisions.   Refer to paragraphs 86 and 87 of IAS 37.

4.   Please tell us and revise your disclosure in future filings to clearly describe how you evaluate whether both a provision and a contingent liability can arise from the same set of circumstances. Refer to paragraph 88 of IAS 37.

Note 30 – Legal, Competition and Regulatory Matters, page 303

5.   We note your disclosure on page 309 stating that you have not disclosed an estimate of the potential financial effect on the Group of contingent liabilities arising from the matters where it is not practicable to do so. Given that you can estimate the possible financial effects for certain cases but not others, we believe that this fact should be disclosed along with your estimate of the possible financial effects, which may be aggregated for all of the litigation matters for which you are able to make such an estimate. Such aggregated disclosure should mitigate your concern that providing these estimates could seriously prejudice your position in these matters. Alternatively, and if true, you could include a statement that the possible financial effects beyond the level of current reserves established would not have a material impact on your statement of financial condition, operations and cash flows. Please provide us with your proposed disclosure.

6.   We note your disclosure that you have not provided disclosure about in cases where disclosure could prejudice the conduct of the matters. Disclose the nature of the general nature of the dispute, for each of these cases, as contemplated by paragraph 92 of IAS 37. Refer also to Example 3 in IE of IAS 37.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Tushar Morzaria
Barclays PLC
Barclays Bank PLC
September 24, 2014
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3512 if you have questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant